Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Basic Energy Services, Inc.:

We consent to the use of our report dated March 31, 2017 with respect to the consolidated balance sheets of Basic Energy Services, Inc. and subsidiaries as of December 31, 2016 (Successor) and 2015 (Predecessor), and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016 (Predecessor), and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of Basic Energy Services, Inc., incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Dallas, Texas

July 31, 2017